Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

Interim Results Announcement for the Six Months

Ended June 30, 2022

XPeng Inc. (“XPeng” or the “Company,” Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited financial results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2022 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

•	Total deliveries of vehicles were 68,983 in the six months ended June 30, 2022, representing an increase of 124% from 30,738 in the six months ended June 30, 2021.

•	Deliveries of the P7 smart sports sedan were 35,410 in the six months ended June 30, 2022, representing an increase of 82% from 19,496 in the six months ended June 30, 2021.

•	Deliveries of the P5 smart family sedan were 23,334 in the six months ended June 30, 2022, among which, over 50% can support XPILOT 3.0 or XPILOT 3.5.

•	XPeng’s physical sales network continued expansion with a total of 388 stores, covering 142 cities as of June 30, 2022.

•	XPeng self-operated charging station network further expanded to 977 stations, including 793 XPeng self-operated supercharging stations and 184 destination charging stations as of June 30, 2022.

•	Total revenues were RMB14,891.3 million for the six months ended June 30, 2022, representing an increase of 121.9% from RMB6,712.2 million for the six months ended June 30, 2021.

•	Revenues from vehicle sales were RMB13,937.3 million for the six months ended June 30, 2022, representing an increase of 118.0% from RMB6,394.7 million for the six months ended June 30, 2021.

*	For identification purpose only

•	Gross margin was 11.6% for the six months ended June 30, 2022, compared with 11.6% for the six months ended June 30, 2021.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 9.7% for the six months ended June 30, 2022, compared with 10.6% for the six months ended June 30, 2021.

•

Net loss was RMB4,401.6 million for the six months ended June 30, 2022, compared with RMB1,981.1 million for the six months ended June 30, 2021. Excluding share-based compensation expenses, non-GAAP net loss was RMB3,992.6 million for the six months ended June 30, 2022, compared with RMB1,792.7 million for the six months ended June 30, 2021.

•

Net loss attributable to ordinary shareholders of XPeng was RMB4,401.6 million for the six months ended June 30, 2022, compared with RMB1,981.1 million for the six months ended June 30, 2021. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB3,992.6 million for the six months ended June 30, 2022, compared with RMB1,792.7 million for the six months ended June 30, 2021.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB5.16 and basic and diluted net loss per ordinary share were both RMB2.58 for the six months ended June 30, 2022. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB4.68 and non-GAAP basic and diluted net loss per ordinary share were both RMB2.34 for the six months ended June 30, 2022.

•

Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB41,339.3 million as of June 30, 2022, compared with RMB43,543.9 million as of December 31, 2021.

MANAGEMENT QUOTES

“Our deliveries sustained robust growth momentum in the second quarter despite unprecedented circumstances brought by the resurgence of COVID-19 in certain areas of China,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “We are on track for the official launch of our flagship G9 SUV in September 2022. The G9 is expected to become the industry’s new benchmark for comfort, luxury and advanced technologies in the medium- to large-size SUV segment. With the G9, we have taken both electrification and smart technologies to new heights. These new technologies will be integrated into our future models and alongside our extraordinary product design we will set the bar for an unparalleled driving experience.”

“We are accelerating the pace of new product launches to round out our offering with vehicles priced between RMB150,000 to RMB500,000. In 2023, we plan to roll out two new competitive models that will further propel rapid sales volume growth,” Mr. He concluded.

“Our solid financial results for the second quarter of 2022 reflect our ability to meet strong market demand despite supply chain challenges and cost inflation,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng. “We expect our investments in R&D to bear fruit in the upcoming quarters with the roll-out of multiple new products, which will unleash new growth potential and reinforce our leading position in the smart electric vehicle industry.”

RECENT DEVELOPMENTS

Deliveries in July 2022

•

Total deliveries reached 11,524 vehicles in July 2022, representing a 43% increase year-over-year. The deliveries consisted of 6,397 P7 smart sports sedans, 3,608 P5 smart family sedans and 1,519 G3 and G3i compact smart SUVs.

•	As of July 31, 2022, year-to-date total deliveries reached 80,507, representing a 108% increase year-over-year.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

Total revenues were RMB14,891.3 million for the six months ended June 30, 2022, representing an increase of 121.9% from RMB6,712.2 million for the six months ended June 30, 2021.

Revenues from vehicle sales were RMB13,937.3 million for the six months ended June 30, 2022, representing an increase of 118.0% from RMB6,394.7 million for the six months ended June 30, 2021. The year-over-year increase was mainly attributable to higher vehicle deliveries, especially for the P7 and P5.

Revenues from services and others were RMB954.0 million for the six months ended June 30, 2022, representing an increase of 200.5% from RMB317.5 million for the six months ended June 30, 2021. The increase was mainly attributed to more service, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB13,171.2 million for the six months ended June 30, 2022, representing an increase of 122.0% from RMB5,933.8 million for the six months ended June 30, 2021. The increase was mainly due to the higher vehicle deliveries as described above.

Gross margin was 11.6% for the six months ended June 30, 2022, equivalent to the level of the same period of 2021.

Vehicle margin was 9.7% for the six months ended June 30, 2022, compared with 10.6% for the six months ended June 30, 2021.

Research and development expenses were RMB2,486.2 million for the six months ended June 30, 2022, representing an increase of 77.8% from RMB1,398.6 million for the six months ended June 30, 2021. The increase was mainly due to (i) the increase in employee compensation and share-based compensation as a result of expanded research and development staff, and (ii) higher expenses relating to the development of new vehicles models to support future growth.

Selling, general and administrative expenses were RMB3,306.1 million for the six months ended June 30, 2022, representing an increase of 88.7% from RMB1,751.6 million for the six months ended June 30, 2021. The increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of the Company’s sales network and associated personnel cost, and commission to the franchised stores.

Loss from operations was RMB4,011.2 million for the six months ended June 30, 2022, compared with RMB2,347.1 million for the six months ended June 30, 2021.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB3,602.2 million for the six months ended June 30, 2022, compared with RMB2,158.7 million for the six months ended June 30, 2021.

Exchange loss from foreign currency transactions was RMB891.9 million for the six months ended June 30, 2022, primarily resulting from the revaluation impact of Renminbi-dominated assets held in U.S. functional currency subsidiaries and depreciation of Renminbi against U.S. dollars in the second quarter of 2022.

Net loss was RMB4,401.6 million for the six months ended June 30, 2022, compared with RMB1,981.1 million for the six months ended June 30, 2021.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB3,992.6 million for the six months ended June 30, 2022, compared with RMB1,792.7 million for the six months ended June 30, 2021.

Net loss attributable to ordinary shareholders of XPeng was RMB4,401.6 million for the six months ended June 30, 2022, compared with RMB1,981.1 million for the six months ended June 30, 2021.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share-based compensation expenses, was RMB3,992.6 million for the six months ended June 30, 2022, compared with RMB1,792.7 million for the six months ended June 30, 2021.

Basic and diluted net loss per ADS attributable to ordinary shareholders of XPeng were both RMB5.16 for the six months ended June 30, 2022, compared with RMB2.49 for the six months ended June 30, 2021.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of XPeng were both RMB4.68 for the six months ended June 30, 2022, compared with RMB2.26 for the six months ended June 30, 2021.

Balance Sheets

As of June 30, 2022, the Group had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB41,339.3 million, compared with RMB43,543.9 million as of December 31, 2021.

BUSINESS OUTLOOK

For the third quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 29,000 and 31,000, representing a year-over-year increase of approximately 13.0% to 20.8%.

•	Total revenues to be between RMB6.8 billion and RMB7.2 billion, representing a year-over- year increase of approximately 18.9% to 25.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB4,401.6 million and RMB1,981.1 million for the six months ended June 30, 2022 and 2021, respectively. Accumulated deficit amounted to RMB20,593.2 million as of June 30, 2022. Net cash used in operating activities was approximately RMB2,286.3 million and RMB2,562.5 million for the six months ended June 30, 2022 and 2021, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409.2 million and RMB15,980.2 million, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on Hong Kong Stock Exchange, the Group further received net proceeds, after deducting the underwriting discounts and commissions, of HKD15,823.3 million.

As of June 30, 2022, the balance of cash and cash equivalents, restricted cash, excluding RMB1.4 million (December 31, 2021: RMB9.9 million) restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments and long-term deposits was approximately RMB41,337.9 million (December 31, 2021: RMB43,534.0 million).

2	Interest-bearing bank and other borrowings

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600.0 million from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800.0 million out of the RMB1,600.0 million borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB800.0 million was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2022, the effective interest rate of the RMB800.0 million loans from Zhaoqing High-tech Zone and the RMB800.0 million bank loans is 4.90% and 4.98% per annum, respectively. As of June 30, 2022, the principal amount of RMB700.0 million loans due to Zhaoqing High-tech Zone and RMB12.0 million of the bank loans was repaid in advance. As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB100.0 million and the bank loans amounted to RMB788.0 million as of June 30, 2022.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* (廣州小鵬新能源汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1,120.0 million from a bank in the PRC. As of June 30, 2022, RMB 567.8 million had been drawn from the bank with an effective interest rate of 5.39% per annum. For the six months ended June 30, 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant, upon the acceptance of subsidy application by the local government, if any.

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* (小鵬汽車華中(武漢)有限公司) obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3,000.0 million from a syndicate of banks in the PRC. As of June 30, 2022, RMB1,055.7 million had been drawn from the banks with an effective interest rate of 4.64% per annum. For the six months ended June 30, 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any.

In February 2022, Guangzhou Xiaopeng Automobile Finance Leasing Co. LTD.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed securitization (“ABS”) by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB655.0 million were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Current portion of long-term borrowings” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2022, the balance of current and non-current portion of ABS were RMB296.7 million and RMB98.7 million, respectively.

In June 2022, Zhaoqing Xiaopeng Automobile New Energy Co., Ltd.* (肇慶小鵬新能源汽車有限公司) obtained a facility, specified for financing the expenditures on purchase of raw materials, of up to RMB500.0 million from a bank in the PRC. As of June 30, 2022, RMB500.0 million had been drawn from the bank with an effective interest rate of 3.10% per annum.

As of June 30, 2022, all of the bank loans and other borrowings of the Group were denominated in RMB and were at fixed or floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3	Pledge of assets

As of June 30, 2022, the Group pledged restricted deposits of RMB295.2 million (December 31, 2021: RMB610.0 million) for the issuance of letter of guarantee, bank notes, forward exchange contracts and legal disputes. Certain manufacturing buildings of Guangzhou and Zhaoqing plants, and the land use right of Wuhan plant were secured for the long-term bank loan with a total appraised value of RMB986.8 million (December 31, 2021: RMB986.8 million).

4	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2022, the gearing ratio of the Group is 8.5% (December 31, 2021: 4.0%).

5	Material investments

For the six months ended June 30, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2022). As of June 30, 2022, the Group did not have other plans for material investments and capital assets.

6	Capital commitments and capital expenditure

As of June 30, 2022, the Group had capital commitments amounting to RMB2,115.6 million for the acquisition of property, plant and equipment, which was primarily for Guangzhou, Zhaoqing and Wuhan plants, and RMB671.2 million for other investments.

7	Contingent liabilities

As of June 30, 2022, the Group did not have any material contingent liabilities.

8	Material acquisitions and disposals

For the six months ended June 30, 2022, the Group did not have any material acquisitions and disposals.

9	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars. The Group enters into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the six months ended June 30, 2022, the Group entered into foreign exchange forward contracts, which were not qualified for hedge accounting. As of June 30, 2022, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at floating rates expose the Group to cash flow interest rate risk.

The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2022:

Function	Number of Employees
Research and development	5,554
Sales and marketing	5,679
Manufacturing	2,198
General and administration	60
Operation	464

Total	13,955

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On February 15, 2022, the Company issued 73,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 4, 2022, the Company issued 1,555,380 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 19, 2022, the Company issued 73,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 28, 2022, the Company issued 6,182,984 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with code for securities transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the directors of the Company, all of the directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2022 and up to the date of this announcement.

Review of interim unaudited condensed consolidated financial statements

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2022 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2022 have also been reviewed by the audit committee of the Company.

Interim dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

Publication of interim results and interim report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at http://www.xiaopeng.com. The 2022 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyxpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Interim Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, August 23, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Revenues
Vehicle sales	3	13,937,312	6,394,711
Services and others	3	953,971	317,494

Total revenues	3	14,891,283	6,712,205

Cost of sales
Vehicle sales		(12,581,226)	(5,717,297)
Services and others		(589,968)	(216,487)

Total cost of sales		(13,171,194)	(5,933,784)

Gross profit		1,720,089	778,421

Operating expenses
Research and development expenses		(2,486,237)	(1,398,638)
Selling, general and administrative expenses		(3,306,088)	(1,751,588)

Total operating expenses		(5,792,325)	(3,150,226)

Other income, net		60,987	24,707

Loss from operations		(4,011,249)	(2,347,098)

Interest income		495,450	285,131
Interest expenses		(42,145)	(25,148)
Fair value gain on derivative assets or derivative liabilities		65,962	75,982
Fair value loss on long-term investments		(1,380)	—
Exchange (loss) gain from foreign currency transactions		(891,922)	29,655
Other non-operating income, net		1,157	348

Loss before income tax expenses and share of results of equity method investees		(4,384,127)	(1,981,130)

Income tax expenses	4	(14,159)	—
Share of results of equity method investees		(3,363)	—

Net loss		(4,401,649)	(1,981,130)

Net loss attributable to ordinary shareholders of XPeng Inc.		(4,401,649)	(1,981,130)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2022	2021
		RMB	RMB
Net loss		(4,401,649)	(1,981,130)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax		1,824,489	(323,031)

Total comprehensive loss attributable to XPeng Inc.		(2,577,160)	(2,304,161)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(2,577,160)	(2,304,161)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,705,649,044	1,589,568,703
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(2.58)	(1.25)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		852,824,522	794,784,352
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(5.16)	(2.49)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
		(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		9,012,419	11,024,906
Restricted cash		295,151	609,975
Short-term deposits		20,852,332	25,858,007
Short-term investments		2,449,613	2,833,763
Accounts and notes receivable, net	6	3,386,604	2,673,494
Current portion of installment payment receivables, net		1,142,991	887,202
Inventory		4,239,617	2,661,921
Amounts due from related parties		168,590	32,785
Prepayments and other current assets		2,149,493	2,248,683

Total current assets		43,696,810	48,830,736

Non-current assets
Long-term deposits		8,729,823	3,217,266
Property, plant and equipment, net		7,314,973	5,424,776
Right-of-use assets, net		1,953,697	1,561,175
Intangible assets, net		862,953	878,724
Land use rights, net		2,357,934	595,471
Installment payment receivables, net		2,132,932	1,863,492
Long-term investments		2,007,630	1,549,176
Other non-current assets		224,484	1,730,486

Total non-current assets		25,584,426	16,820,566

Total assets		69,281,236	65,651,302

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
		(Unaudited)	(Audited)
LIABILITIES
Current liabilities
Short-term borrowings		500,000	—
Accounts and notes payable	7	15,491,283	12,362,186
Amounts due to related parties		—	24,919
Current portion of lease liabilities		461,310	373,488
Current portion of deferred revenue		363,375	418,227
Current portion of long-term borrowings		296,681	—
Accruals and other liabilities		4,990,794	4,811,107
Income taxes payable		37,661	22,737

Total current liabilities		22,141,104	18,012,664

Non-current liabilities
Long-term borrowings		2,610,246	1,675,106
Lease liabilities		1,495,316	1,189,754
Deferred revenue		648,124	479,061
Other non-current liabilities		2,408,020	2,148,139

Total non-current liabilities		7,161,706	5,492,060

Total liabilities		29,302,810	23,504,724

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
		(Unaudited)	(Audited)
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,310,797,056 and 1,302,911,192 shares issued, 1,298,776,088 and 1,291,039,502 outstanding as of June 30, 2022 and December 31, 2021, respectively)		87	87
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 409,846,136 and 409,846,136 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)		25	25
Additional paid-in capital		60,389,542	59,980,534
Statutory reserve		6,047	6,047
Accumulated deficit		(20,593,215)	(16,191,566)
Accumulated other comprehensive income (loss)		175,940	(1,648,549)

Total shareholders’ equity		39,978,426	42,146,578

Total liabilities and shareholders’ equity		69,281,236	65,651,302

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

1.	General Information

XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018, and delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. The Group delivered the G3i, the new mid-cycle facelift version of the G3, since August 2021. The Group delivered its third model of smart electric vehicles, a family sedan featured with LiDAR, P5, since September 2021. The Group manufactures the G3i, the P5, and the P7 through its own plant in Zhaoqing. As of June 30, 2022, its primary operations are conducted in the People’s Republic of China (“PRC”).

The condensed consolidated financial statements comprise the condensed consolidated balance sheet as of June 30, 2022 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information (collectively defined as the “Interim Financial Statements”).

2.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2022, results of operations and cash flows for the six months ended June 30, 2022 and 2021. The consolidated balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2021. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended June 30,
	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
Vehicle sales
— At a point in time	13,937,312	6,394,711
Services and others
— At a point in time	613,789	201,954
— Over time	340,182	115,540

Total	14,891,283	6,712,205

4.	Taxation

Composition of income tax expenses for the periods presented are as follows:

	For the Six Months Ended June 30,
	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
Current income tax expenses	14,159	—

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2022 and 2021 as follows:

	For the Six Months Ended June 30,
	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
Numerator:
Net loss	(4,401,649)	(1,981,130)

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,401,649)	(1,981,130)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,705,649,044	1,589,568,703

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(2.58)	(1.25)

For the six months ended June 30, 2022 and 2021, the Company had potential ordinary shares, including non-vested RSUs granted. As the Group incurred losses for the six months ended June 30, 2022 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non- vested RSUs excluded from the calculation of diluted net loss per share of the Company were 41,089,760 as of June 30, 2022 and 47,316,892 as of June 30, 2021, respectively .

6.	Accounts and Notes Receivable, net

	As of June 30, 2022 RMB’000 (Unaudited)	As of December 31, 2021 RMB’000
Accounts receivable, net	3,386,604	2,657,579
Notes receivable	—	15,915

Total	3,386,604	2,673,494

Accounts receivable consisted of the following:

	As of June 30, 2022 RMB’000 (Unaudited)	As of December 31, 2021 RMB’000
Accounts receivable, gross	3,405,938	2,669,206
Allowance for doubtful accounts	(19,334)	(11,627)

Accounts receivable, net	3,386,604	2,657,579

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyer were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant invoice dates is as follows:

	As of June 30, 2022 RMB’000 (Unaudited)	As of December 31, 2021 RMB’000
0–3 months	416,888	678,850
3–6 months	419,551	420,907
6–12 months	1,042,929	528,566
Over 1 year	1,526,570	1,040,883

Accounts receivable, gross	3,405,938	2,669,206

7.	Accounts and Notes Payable

Accounts and notes payable consists of the following:

	As of June 30, 2022 RMB’000 (Unaudited)	As of December 31, 2021 RMB’000
Accounts payable	9,131,697	7,374,571
Notes payable	6,359,586	4,987,615

Total	15,491,283	12,362,186

The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of June 30, 2022 RMB’000 (Unaudited)	As of December 31, 2021 RMB’000
0–3 months	7,015,247	6,566,301
3–6 months	1,767,329	655,640
6–12 months	266,651	81,665
Over 1 year	82,470	70,965

Total	9,131,697	7,374,571

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of June 30, 2022 RMB’000 (Unaudited)	As of December 31, 2021 RMB’000
0–3 months	3,137,923	2,527,938
3–6 months	3,168,937	2,414,955
6–12 months	52,726	44,722

Total	6,359,586	4,987,615

8.	Dividends

Dividends are recognized when declared. No dividends was declared for the six months ended June 30, 2022 and 2021, respectively.

XPENG INC.

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	2022 RMB	2021 RMB
	(Unaudited)	(Unaudited)
Loss from operations	(4,011,249)	(2,347,098)
Share-based compensation expenses	409,008	188,429

Non-GAAP loss from operations	(3,602,241)	(2,158,669)

Net loss	(4,401,649)	(1,981,130)
Share-based compensation expenses	409,008	188,429

Non-GAAP net loss	(3,992,641)	(1,792,701)

Net loss attributable to ordinary shareholders	(4,401,649)	(1,981,130)
Share-based compensation expenses	409,008	188,429

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(3,992,641)	(1,792,701)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,705,649,044	1,589,568,703
Non-GAAP net loss per ordinary share
Basic and diluted	(2.34)	(1.13)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	852,824,522	794,784,352
Non-GAAP net loss per ADS
Basic and diluted	(4.68)	(2.26)